Exhibit 99.4

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of GreenLight Biosciences Holdings, PBC, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: June 8, 2023	LEWIS & CLARK VENTURES I, LP

	By:	/s/ Thomas Hillman
	Name:	Thomas Hillman
	Title:	Managing Partner

Date: June 8, 2023	LEWIS & CLARK PLANT SCIENCES FUND I, LP

	By:	/s/ Larry Page
	Name:	Larry Page
	Title:	Managing Director